Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JUNE 11, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

Blackstone Real Estate Income Trust Agrees to Acquire $5.3 Billion, 64 Million Square Foot Industrial Portfolio

On June 2, 2019, we entered into a Memorandum of Designation and Understanding (the “Designation Agreement”) to acquire a 64 million square foot income-oriented, high quality, 95% leased industrial portfolio (the “Portfolio”) in well-located, in-fill locations, as part of a larger 179 million square foot transaction described below. The Portfolio will be acquired from entities related to GLP Pte. Ltd. and other unaffiliated third parties (collectively, the “Seller”) for approximately $5.3 billion, excluding closing costs. The Portfolio consists of 316 industrial properties with 51% of aggregate square footage located in Dallas/Fort Worth, Chicago, Central Pennsylvania, Atlanta and Central Florida.  Four of the top five markets in the Portfolio overlap with the Company’s current industrial portfolio.

We believe the Portfolio’s markets benefit from attractive fundamentals. Industrial vacancy across the Portfolio’s markets has continued to decline over the past six years and was just 5.2% as of March 31, 2019, while rents across the Portfolio’s markets have increased 6.1% year-over-year in the first quarter of 2019. The continued market rent growth in the Portfolio’s markets resulted in rents on new leases exceeding rents on expiring leases by 9% in the Portfolio during the first quarter of 2019.  Construction of new supply in the Portfolio’s markets has averaged 2.1% of total stock over the past four years as compared to 2.2% of net industrial absorption.

The Portfolio is leased to 745 tenants including e-commerce and logistics companies such as Amazon, FedEx and DHL, as well as Starbucks, Wayfair and Whirlpool. As of May 20, 2019, the Portfolio had a 5-year weighted average lease life with no more than 17% of square footage expiring in a single year and no single tenant occupying 6% or more of the Portfolio’s aggregate square footage. The properties in the Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the Portfolio:

			As of April 30, 2019
	Square Footage	Number of		Average Effective Annual Base Rent Per Leased
Submarket	(in thousands)	Properties	Occupancy	Square Foot(1)
Dallas/Fort Worth	9,035	32	94%	$3.85
Chicago	7,477	36	91%	$4.51
Central Pennsylvania	5,643	10	91%	$4.57
Atlanta	5,179	13	100%	$3.35
Central Florida	5,056	43	100%	$4.78
Columbus	3,827	15	93%	$3.10
Cincinnati	3,669	17	100%	$3.65
South Virginia	2,777	19	93%	$5.84
Denver	1,982	11	97%	$5.12
Las Vegas	1,942	3	100%	$4.97
Other	17,128	117	96%	$4.58
Total	63,715	316	95%	$4.32

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(1)

Average effective annual base rent per leased square foot is determined from the annualized April 2019 base rent per leased square foot and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The table below sets forth certain historical information with respect to the occupancy rate at the Portfolio, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Number of Properties in the Portfolio(1)	Weighted Average Annual Occupancy(1)	Average Effective Annual Base Rent per Leased Square Foot(1)(2)
2018	302	95%	$4.25
2017	291	95%	$4.13
2016	258	94%	$4.09
2015	258	92%	$4.07
2014	250	91%	$4.01

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(1)

The Seller acquired the properties in the Portfolio during the years 2015 through 2018 and did not possess the weighted average occupancy or average effective annual base rent per leased square foot for any properties prior to its acquisition of such properties. As such, we have presented the weighted average occupancy and average effective annual base rent per leased square foot for properties from the date of acquisition by the Seller. For properties under development at the time of acquisition the historical information is presented beginning in the first full period subsequent to completion. In 2015, the Seller acquired certain properties in the portfolio from a fund managed by the Company’s sponsor and as such the 2014 historical information was obtained for such properties from the Company’s sponsor.

(2)

Average effective annual base rent per leased square foot is determined from the average base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The following table sets forth certain information with respect to the expiration of leases currently in place at the Portfolio through April 30, 2019. As leases expire, we believe the Portfolio will benefit from replacing rents that we believe are on average below market level.

Year	Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage in Thousands)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands)	% of Total Annual Base Rent Income Represented by Expiring Leases
2019(1)	106	5,060	8.3%	$22,713	8.6%
2020	156	7,175	11.8%	$32,910	12.5%
2021	153	8,249	13.6%	$37,175	14.2%
2022	152	8,318	13.7%	$37,985	14.5%
2023	115	9,844	16.2%	$43,710	16.6%
2024	62	3,819	6.3%	$15,634	6.0%
2025	18	1,703	2.8%	$7,248	2.8%
2026	21	9,179	15.1%	$33,020	12.6%
2027	17	4,470	7.4%	$18,896	7.2%
2028	14	1,555	2.6%	$8,251	3.1%
2029	2	577	0.9%	$2,582	1.0%
Thereafter	5	810	1.3%	$2,536	0.9%

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(1)	Amounts are calculated based on the April 2019 base rent for leases in place on April 30, 2019. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

Ten of the 316 properties in the Portfolio are subject to ground leases with municipal government authorities and have a weighted average maturity date of December 2058. One additional property is subject to a payment in lieu of taxes lease with a maturity date of December 2026 which includes an option to purchase the leased land for ten dollars at maturity. The remaining 305 properties are owned fee simple. The Portfolio includes 13 land parcels which are currently undeveloped with no current plans for development or improvement. The remainder of the existing properties in the Portfolio will continue to be utilized as industrial properties and the properties are suitable for their intended purposes with no plans for significant renovation or improvement. The average age of the properties in the Portfolio is 21 years.

We believe that the Portfolio is adequately covered by insurance. Real estate taxes assessed on the Portfolio for the most recent tax fiscal year were approximately $50.3 million. The amount of real estate taxes assessed was equal to the Portfolio’s assessed value multiplied by an average tax rate of 2.7%. For approximately 52% of the Portfolio, the purchase price (inclusive of closing costs) will approximate our federal tax basis. The remainder of the Portfolio will continue to be held in six acquired entities post-closing and the federal tax basis for this portion of the Portfolio will approximate the seller’s historical tax basis. We are currently evaluating a liquidation of these acquired entities at some future date and any such liquidation should result in the federal tax basis approximating fair market value at the time of the liquidation. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements based upon estimated useful lives of 10 to 20 years.

The acquisition of the Portfolio is expected to be funded through a combination of cash on hand (which primarily consists of proceeds from the Company’s ongoing public offering), the assumption of certain existing debt, and new property-level debt. The assumed existing debt is secured by properties in the Portfolio, has an outstanding balance of $695 million, a weighted-average fixed interest rate of 3.7%, and a weighted average maturity date of October 17, 2028. The assumed existing debt is interest only and subject to yield maintenance prepayment provisions. The Company has received a loan commitment from Deutsche Bank for $1.5 billion of new property-level debt which will consist of an approximately $1.15 billion fixed rate component and an approximately $350 million floating rate component. The fully extended term of the loan will be for seven years. The Company is negotiating additional property-level debt.

Pursuant to the terms of the Designation Agreement, the Company has been designated as the purchaser of the Portfolio.  The Designation Agreement is being entered into between the Company and a special purpose wholly-owned subsidiary (the “Buyer”) of Blackstone Real Estate Partners funds, an affiliate of the Company’s sponsor.  Under the terms of the Designation Agreement, the Company has agreed to, among other things, acquire the Portfolio and assume and timely perform its share of Buyer’s liabilities and obligations with respect to the Portfolio under the Transaction Agreement, dated as of June 2, 2019 (the “Transaction Agreement”), by and among the Seller, the Buyer and certain other parties. The Transaction Agreement provides for the sale of a portfolio of industrial assets, including the Portfolio, for an aggregate purchase price of approximately $18.7 billion excluding closing costs.

At the closing contemplated by the Transaction Agreement, the Company has agreed to pay the $5.3 billion purchase price allocable to the Portfolio under the Transaction Agreement.  The Buyer has agreed to purchase the remaining opportunistic assets in the transaction at closing under the Transaction Agreement. The Buyer may not, without the Company’s consent, amend the Transaction Agreement as it affects (i) the  Portfolio and (ii) the Company’s rights and obligations as the designated purchaser for the Portfolio under the Transaction Agreement. Upon a termination of the Transaction Agreement in certain circumstances, the Buyer will be required to pay the Seller a termination fee of $1.0 billion.  Under the terms of the Designation Agreement, the Company has agreed to bear its ratable portion of this termination fee in the event actions of both the Buyer and the Company resulted in the termination fee becoming payable.  However, if the actions of only one of the Buyer or the Company gave rise to the Buyer’s obligation to pay the termination fee, then that party will be responsible for the full termination fee.  Under the Designation Agreement, the Buyer and the Company will share other transaction expenses ratably in accordance with their relative purchase prices under the Transaction Agreement, but any expenses that solely relate to the specific entities being acquired by the Buyer or the Company will be solely borne by that party.  The Designation Agreement also provides for the allocation of certain other rights and responsibilities of the parties.

We expect the closing of the acquisition of the Portfolio to occur in September or October 2019, subject to certain closing conditions. There is no assurance that we will close the acquisition of the Portfolio on the terms described above or at all.